Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel     : +91 40 4900 2900

Fax     : +91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

June 16, 2018

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s Laboratories Limited announces filing of Annual Report on Form 20-F”.

This is for your information.

With regards,

/s/ Vikas Sabharwal
Vikas Sabharwal
Assistant Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code: RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Saunak SAVLA saunaks@drreddys.com (Ph: +91-40-49002135)	Calvin Printer calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s Laboratories Limited announces filing of

Annual Report on Form 20-F

Hyderabad, India, June 16, 2018	For Immediate Release

Hyderabad, India, June 16, 2018: Dr. Reddy’s Laboratories Limited (BSE: 500124, NSE: DRREDDY, NYSE: RDY) today announced that its Annual Report on Form 20-F, containing its annual consolidated financial statements for the fiscal year ended 31 March, 2018 was filed with the United States Securities and Exchange Commission on June 15, 2018.

The Annual Report on Form 20-F is also available on Dr. Reddy’s website, www.drreddys.com and can be accessed by selecting ‘SEC filings’ under ‘Reports and Filings’ section under ‘Investors’. ADS holders may also obtain a hard copy of the Annual Report on Form 20-F at no cost, by sending a written request to the Company’s registered office or by sending an e-mail to shares@drreddys.com.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.